Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves Inc.

(Registration No. 333-224182)

Operator

Good morning and welcome to the first quarter 2018 Legacy Reserves, LP Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question you may press * then 1 on your touch-tone phone. To withdraw your question, please press * then 2. Please note: this event is being recorded. I would now like to turn the conference over to Dan Westcott, Legacy’s President and Chief Financial Officer.

James Daniel Westcott

Good morning. We appreciate everyone dialing in for Legacy’s Q1 2018 conference call. As always, we would like to remind you that during the course of this call, Legacy management will make certain statements that will be forward-looking statements as defined by securities laws. These statements reflect our current views with regard to future events and are subject to various risks, uncertainties and assumptions. Our actual results may differ materially from those discussed. Lastly, we encourage you to read through our 10-Q which we filed yesterday evening for important disclosures.

With that, let me now turn the call over to Paul Horne, Legacy’s Chairman and Chief Executive Officer. Paul…

Paul T. Horne

Thanks, Dan. I’d like to welcome everyone to this morning’s conference call. Kyle will discuss our results of operations in detail but I want to start by reviewing key milestones for the quarter and implications from recent industry activity in the Permian.

First, we announced our transition from an MLP to a C-Corp. We were and ARE really excited to make that announcement. It marked the culmination of a lot of hard work and positions the business for future success.

Second, during the quarter, we brought online 20 wells which, on average, achieved peak rates exceeding our forecast. This brings us to 67 wells brought online to-date since commencing our 2-rig horizontal program in Howard and Lea Counties almost 3 years ago.

Third, we also completed $27.1 million of asset sales consisting primarily of Texas Panhandle properties which was a very high well count generating approximately 820 Boes a day with a significant, $15 million, P&A liability. The other small sales consisted of Permian acreage which we did not intend to drill.

Lastly, we added our first 2019 oil hedges with 6,000 barrels a day of swaps at an average price of nearly $59 a barrel that should mitigate some of our go-forward oil price risk.

Now for some context on Permian Basin industry activity. As Dan mentioned in yesterday’s press release, we sure are thankful for the recent rise in NYMEX oil prices and our Permian zip code. But with increased oil price comes increased industry activity in the oil-rich Permian Basin. We, like other operators, are now seeing the negative effects of this increased activity to operators in the Basin including wider price differentials due to increased regional supply, as well as third-party service constraints and increased interference of the frac’s on producing wells which we commonly refer to as “bashing” by completions nearby our densely-developed leasehold. Increased Permian Basin activity negatively impacted our natural gas price realizations as relevant index prices went up in Q1 while our realized price went down. These dynamics are also currently negatively impacting Mid-Cush oil price differentials and this is expected to continue through 2019. We are very fortunate to be partially protected by a strong 2018 Mid-Cush hedge book.

Increased Permian activity is also making it more difficult to obtain certain drill-site equipment, which in turn causes delays to bring new wells onto production. As longstanding, experienced players in the Permian, we will continue to utilize our strong local relationships and work through these basin-wide issues. While we remain very pleased with our well performance and expect continued success, we are now budgeting more of these regional influences in our development program. Later in the call Dan will review our 2018 refreshed outlook. I want to emphasize that while the recent worsening of price differentials has reduced our projected realized prices and timing has caused some delays, we remain confident that our asset quality remains high, our technical capability is strong and our opportunity set remains deep.

I’ll now turn the call over to Kyle Hammond, Legacy’s Executive Vice President and Chief Operating Officer to talk in more detail about our results of operations. Kyle…

Kyle M. Hammond

Thanks Paul.

This quarter was a very busy one for Legacy as we brought online 20 wells in our core Howard County and Lea County development regions and one well in Reagan County. We’re really excited that the early production results from these wells have exceeded our prior expectations.

We drilled two 8 well pads in late ’17—one pad in Lea County and the other pad in Howard County. We began the completion phase on those pads in the 1st quarter and all of those wells came online in late February and early March. We’ve been big believers in utilizing this strategy to reduce the negative effects of the parent-child well relationship and maximizing the stimulated rock volume with our frac process. Bringing these two pads online was the culmination of a lot of hard work and the productivity of the wells is very encouraging, not only to the team that executed the strategy but also the bottom line of the company.

For the balance of the year, we plan to bring online an additional 10 wells in Lea County, 8 wells in Howard County, and 4 wells in Martin County for a total of 22 additional wells. We also plan to spud an additional 5 wells in Howard County and 8 wells in Midland County.

I also want to mention the realization of the value of our previous investment in infrastructure by being able to handle the peak SWD volumes on both of these pads.

Now as you look to the financials, oil production is down 500 barrels a day for the quarter with roughly one-quarter of that stemming from asset sales. You’re also seeing the negative influence of bashing on our densely-developed leasehold, from offset operators in two areas of our operations. While we’ve done a good job of predicting and modeling the effects and losses in production from our own fracs, we continue to refine our ability to accurately predict and model the effects of offset operators bashing our wells. This not only affected some of our existing production, but it also affected the new wells we turned on in the 1st Quarter. As Dan takes you through guidance, you will see us taking into account anticipated offset activity and its effects on our operations. Our guidance also reflects some allowances where we think service sector tightness and shortages will affect our operations.

We had a reduction in gas volumes in East Texas for the quarter due to unusually cold weather in January and then the failure and subsequent repair of a high volume gas property which then affected February and March volumes. Both of these are non-recurring events. On the non-op side of the business, we lost some volumes on a property that was shut in for bashing, as well as ethane recovery and other seasonal, weather-related issues on our Piceance asset.

Lastly, we added to our position in Howard County by making a series of trades using non-core, undrillable acreage with a couple of operators for what is now an 8000 foot half section that we can drill. Our BD and Land teams are working really hard on this type of work and I get excited when I see them build value in this way. While this may not seem like much, we have more of this work that we can do and are busy putting these deals together. The value of the trade I just mentioned is unquantified in our historical presentations, but it points to the value of our ownership of many small positions and how we can create additional value with them going forward.

With that, I’ll now turn the call back to Dan and to talk about our broader corporate efforts. Dan…

James Daniel Westcott

Thank you, Kyle.

As Paul mentioned, on March 26th, we announced our transition to a C-Corp. We’re real excited about this pending transaction and want to remind you of the potential benefits of this proposed structure.

First, it will allow for an entrance into the more supportive C-Corp sector.

Second, it better aligns our corporate structure with our practiced business model.

Third, this transition simplifies our governance and enhances the fiduciary duties of New Legacy.

And finally, this transition potentially allows for access to lower cost of capital to fund our accelerated development and an improved credit profile.

Regarding timeline, we continue to make good progress through our various milestones. On April 6th, Legacy Reserves Inc. filed a Form S-4 on SEC EDGAR, a link to which is located on the home page of our website. As expected, we are awaiting SEC comments. Since announcement, we have determined that we do not need HSR approval and we are currently targeting and look forward to a mid-2018 unitholder vote and transaction close.

Now I’ll turn briefly to earnings as Paul and Kyle have reviewed many of the salient points.

Adjusted EBITDA declined by $12 million quarter-over-quarter to $71 million; this is mostly driven by reduced gas revenues as regional differentials in the Permian and Colorado widened as a result of increased gas supply out of the Permian.

We also experienced higher operating costs as we brought online a significant number of horizontals in the Permian with higher SWD costs during de-watering.

Development costs for the quarter increased to $60 million as we reduced our drilled and uncompleted count, or DUC count, from 21 at year-end to 12 at the end of Q1.

Now let me cover the revised guidance that we’ve posted with earnings.

We now forecast a mid-point EBITDA of $310 million.

There are certainly a lot of factors here but the two key ones are price and production. We’re now incorporating the wider differentials that Paul mentioned at Waha and Mid-Cush which more than offsets the increase we have seen in NYMEX futures pricing. While the negative impact certainly hurts all operators in the Permian, we’re pleased that we have hedged 11,000 barrels a day of 2018 Mid-Cush at -$1.13 to help insulate us from some of that impact.

Second, our revised outlook includes a modest sub-4% reduction in production. On the oil side, we’ve modified our program development assumptions including bashing, time from first production to peak rate, and schedule changes causing a few of our 2018 wells to slip into 2019. I should note that these adjustments have a marginal effect to our projected program economics but they do, in fact, impact timing of production and cash flows. Outside of the Permian, gas production is also slightly below our prior expectations due to Q1 cold weather hiccups and workover activity that Kyle mentioned.

In all, our Q1 results had some noise but we remain excited about our opportunity set and that’s driven by the quality of our asset base, the technical capability of our people and the C-Corp transition we’re currently undertaking.

With that, I’d like to turn the call back over to the operator. Our management team is here this morning to answer any questions you have relating to our operations or financial results.

Operator

Thank you. We will now begin the question and answer session. [Operator instructions] Showing no questions at this time. I would like to turn the conference back over to Dan Westcott for any closing remarks.

James Daniel Westcott

Sure appreciate everybody dialing in this morning. If you guys have any additional follow-up questions please do not hesitate to reach out to myself. My contact info is at the bottom of the press release. Thank you.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.